UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Commission file number: 000-53223

SWAV ENTERPRISES LTD.
(Name of Small Business Issuer in its charter)

Nevada	N/A
(State or other jurisdiction of incorporation or	(I.R.S. Employer Identification No.)
organization)

Suite 628, 138 – 4th Avenue S.E., Calgary, Alberta, Canada T2G 4Z6
(Address of principal executive offices)

(403) 229-2351
(Issuer's telephone number)

SWAV ENTERPRISES LTD.

INFORMATION STATEMENT
PURSUANT TO SECTION 14F OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

SWAV ENTERPRISES LTD. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY SWAV ENTERPRISES LTD. SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

     This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s shareholders.

     This Information Statement is being furnished to the holders of record as of September 9, 2009 (the “Record Date”) of the outstanding shares of common stock, $0.001 par value per share (the “Common Stock”), of SWAV Enterprises Ltd., a Nevada corporation (“SWAV” or the “Company”), in connection merger with Carlyle Gaming Limited, a Canadian limited partnership (“Carlyle”) pursuant to which Carlyle will become a wholly-owned subsidiary of SWAV pursuant to a Share Purchase Agreement (the “Share Purchase Agreement”) to be entered by the Company and Sandy J. Masselli (the “Buyer”) and SWAV.

     The Letter of Intent provides that the closing (the “Closing”) of the transaction contemplated by the Letter of Intent shall be consummated approximately but not earlier than 10 days after this Schedule 14F-1 is filed with the SEC and distributed to its stockholders of record as of the Record Date (the “Closing Date”).

     The Letter of Intent states that on the Closing Date, the Buyer shall acquire 85% of the issued and outstanding shares of SWAV (10,399,470 shares) (the “Acquisition”) for Three Hundred Thousand US Dollars ($300,000) (the “Purchase Price”), $100,000 at the signing of the Letter of Intent and $200,000 at the closing of the transaction. After the Acquisition, SWAV shall issue to Carlyle 100 shares of SWAV in exchange for 100% of partnership interests of Carlyle (the “Share Exchange”). As a result of the Share Exchange, Carlyle shall become a wholly-owned subsidiary of SWAV; Sandy J. Masselli will own 85% of the issued and outstanding shares of common stock of SWAV and the current stockholders of SWAV will own the remaining 1,835,200 shares of SWAV. The Acquisition and Share Exchange are collectively referred to as the “Transaction.”

     As of the Record Date, there are 12,234,670 shares of SWAV Common Stock issued and outstanding (6,234,670 of which are free-trading and 6,000,000 are restricted). Upon the consummation of the Transaction, there shall be a total of 12,234,770 shares of Common Stock of SWAV issued and outstanding.

     The Letter of Intent states that upon the consummation of the Transaction, the Company shall take all necessary actions to appoint the Buyer to serve as a director of the Company, such designation to be effective approximately but not earlier than 10 days following the filing of this Information Statement with the Securities and Exchange Commission and its mailing to the Company’s holders of record. The Letter of Intent also provides that the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing officers and members of the Board of Directors.

ABOUT CARLYLE GAMING LIMITED

     Carlyle is an Internet software development and licensing company operating in the Internet transaction processing market. Carlyle is a Canadian subsidiary of a U.S company and is located at Montreal, Canada. The principal focus of Carlyle is the development, licensing and support of Internet based software and electronic commerce software for the Internet gaming industry.

     Each licensee has to represent and demonstrate that it is licensed or in the process of being licensed by the relevant authorities in its jurisdiction to operate “virtual casinos” on the Internet.

     As a software developer in the Internet gaming industry, Carlyle’s business is based on licensing its proprietary casino gaming software and services. It typically enters into long-term software license and support agreements, which usually extend up to five years with automatic renewal provisions.

     Carlyle licenses its software to user-facing gambling website owners in return for a revenue share. The entire current revenue base is generated from a European licensee. Currently, Carlyle does not deal with US-facing operators.

     The proprietary Internet based software and electronic software products are used by the licensees to create “virtual casinos.” The downloadable software package transfers the “front end” information (i.e., playing cards, roulette wheel, dice numbers) between the user and a remote server. The software package utilizes each user’s computer to generate the graphics of the virtual casino, while the licensees’ gaming servers perform the “dealer” function, generating the random numbers of playing cards, roulette numbers and dice numbers, as applicable.

Investment Highlights

     Growth of Existing Licensees and New Licensees: Carlyle is expecting to enter into 2-3 new markets over the next 12 months. Licenses are in 3 different countries in Europe.

     Carlyle is looking to develop and launch new online gaming solutions. It is believes that it is also well positioned to enter new markets in Asia and if regulation is changed in the U.S.A making online gaming legal, Carlyle is expected to also enter into the US market.

     High Margin Business: Carlyle is leveraging off existing software IP which allows low operational costs and a flexible business model. This results in a relatively higher EBIDTA margins.

The Business Model

     Carlyle is online software provider with one many relationships; supplying its software to different online gaming sites/operators. Carlyle licenses and supports its proprietary Internet based software package to Internet casino licensees located in various countries around the world.

     Carlyle revenue from the following sources:

     One time customization fee: Initially, as part of the issuance of a software license, the licensee generally pays a one-time customization fee. This customization fee is for designing the casino style desired by the licensee.

     Ongoing licensing and support fees: These are major sources of revenue for Carlyle. These fees are recurring and are calculated as a percentage of the licensee’s net transaction revenues.

     Carlyle earns royalties based on a percentage of its licensees’ revenues, profiting from their growth without the direct risks and costs borne by the operators.

The Market Opportunity

     The online gaming market segment mainly consists of online sports betting, online casinos, poker lotteries, bingo and other skill based games. The online sports betting represents the major chunk with about 45% of the market, while online casino and online poker take the next two spots with about 25% and 20% market share. The online interactive channel for gambling is fast becoming popular given. The following are the biggest business drivers:

  Greater broadband penetration

  High operational costs of land based gambling

  Better liquidity for players as they can leverage the network

  Greater headroom for certain types of betting as player liquidity is easier to create.

Online gaming market size and growth

     Online gaming is a new segment in the whole gambling space and accounts for about 4%-5% of the total gambling market globally. With the greater acceptability of ecommerce and the internet obliterating geographic boundaries, the online gaming market is well positioned to grow at a fast pace. The global gambling market was estimated to be worth about $320-$330bn in 2007 (based on Annual Reports of gambling companies), with online gaming accounting for about 5% of this, i.e. about $15bn. This market is expected to grow to $23-$25bn over the next five years.

     As per annual reports of Partygaming (an online gaming website), global online gaming revenue is set to grow at 14% annually, with online poker at 16% per annum, online casino at 15% p.a. and online sports betting at 11% per annum. Outside of the US, Europe is estimated to capture approximately 60% of the gambling market by 2012.

The Technology

     Carlyle has developed a comprehensive software platform for offering a turnkey solution for online gaming websites. Among other things, the software contains proprietary encryption features, which allow secure transmission of data. In addition, the proprietary Internet software package permits its licensees to offer multi-player games, a 3D panoramic virtual casino floor, progressive jackpots, multi-currency features, Internet browsing features and facilitates inter-player chatting. Carlyle believes it has been, and it is an objective of Carlyle to continue to be, a leader in introducing innovative software products for the Internet gaming industry.

     Carlyle provides Internet based electronic commerce support and technology to licensees and maintains, through subsidiaries, electronic commerce accounts for both merchants of Carlyle’s electronic commerce software and their end-users. Carlyle reports and remits to its licensees their respective share of the net transaction revenues less licensing and support fees payable to Carlyle (as outlined in the applicable licensing agreement). Utilizing the electronic commerce software, users can purchase electronic cash by credit card, transfer from their bank account, wire transfer, money order or personal cheque, and can spend the cash with a third party business merchant of Carlyle, or have the balance in their account returned through their credit card account or by cheque. Users of the electronic commerce software products are charged nominal fees for using this service.

Intellectual Property

     Carlyle relies on a combination of copyright and trade secret laws and contractual provisions to establish and protect its rights in its software and proprietary technology. Carlyle believes that much of its competitive position is dependent upon its ability to protect its proprietary information. In an attempt to protect its intellectual property rights, Carlyle generally enters into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically has restricted access to its software products’ source codes. Carlyle regards its source codes as proprietary information, and attempts to protect source code versions of its products as trade secrets and unpublished copyrighted works. Despite Carlyle’s precautions, it may be possible for unauthorized parties to copy or otherwise reverse engineer portions of Carlyle’s products or otherwise obtain and use information that Carlyle regards as proprietary.

     Carlyle does not possess any patent or copyright registrations in Canada, the United States or any other jurisdiction, however, Carlyle and its Subsidiaries have trademarks in certain jurisdictions and are in the process of applying for further trademark registrations which would provide such protection in relevant jurisdictions. Existing copyright and trade secret laws offer only limited protection, and the laws of certain countries in which Carlyle’s products are used do not protect Carlyle’s products and intellectual property right the same extent as the laws of Canada and the United States. Certain provisions of the license agreements entered into by Carlyle including provisions protecting against unauthorized use, transfer and disclosure, may be unenforceable under the laws of certain jurisdictions.

LEGAL PROCEEDINGS

     SWAV is not a party to any legal proceedings nor is aware of any investigation, claim or demand made on the Company that may reasonably result in any legal proceedings.

     Carlyle is not a party to any legal proceedings nor is aware of any investigation, claim or demand made on Carlyle that may reasonably result in any legal proceedings.

     Sandy J. Masselli is not a party to any legal proceedings nor is aware of any investigation, claim or demand made on him that may reasonably result in any legal proceedings.

VOTING SECURITIES

     As of the Record Date, 12,234,670 shares of SWAV Common Stock were issued and outstanding. The Company’s Common Stock is the only class of securities that is currently outstanding and entitled to vote at a meeting of the Company’s shareholders. Each share of Common Stock entitles the holder thereof to one vote on all matters entitled to notice of and to vote at a meeting of shareholders.

DIRECTORS AND EXECUTIVE OFFICERS

     All the directors of the Company hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of our Company are appointed by our board of directors and hold office until their death, resignation or removal from office. Our directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Pui Shan Lam	President, Chief Executive Officer and Director	51	March 20, 2007
Vanleo Y.W. Fung	Chief Financial Officer, Secretary and Director	30	April 17, 2008

Business Experience

The following is a brief account of the education and business experience of each director and executive officer during at least the past five years, indicating each person’s business experience, principal occupation during the period, and the name and principal business of the organization by which they were employed.

Pui Shan Lam, President, Chief Executive Officer, Director and Founder of both SWAV Enterprises Ltd. and SWAV Holdings Inc., a wholly-owned subsidiary of SWAV, is a business women and an entrepreneur. She has involved herself in numerous ventures in both Hong Kong and Canada in the past 25 years. In the early 1980’s, Ms. Lam co-founded a transportation company in Hong Kong. This company specialized in transporting goods from China to Hong Kong. Ms. Lam oversaw the operations of this company until she immigrated to Canada in the mid 1990’s. After immigrating to Canada, she established SWAV Holdings Inc. in the late 1990’s. Since establishing the company, Ms. Lam has been traveling to China and Hong Kong on a regular basis and has met or gotten to know a number of furniture suppliers in China, particularly in the Guangdong province. The suppliers she met in the Guangdong province of China include Kingsin Furniture, Huasheng Furniture Manufacturing Co. Ltd., Haojin Furniture Factory Co. Ltd., Sailisha Furniture Co. Ltd. and Chuang Hui Furniture Co. Ltd.

Vanleo Y.W. Fung, Chief Financial Officer, Secretary and a Director, has been a member of the board of directors and the President of New Venture Holdings, Inc. (“New Venture”) since inception on March 13, 2007. New Venture is a developmental stage company and has not generated any revenues to date. From October 2006 through December 2006, Mr. Fung was a project specialist for Hung Chun InfoTech Limited –Electronics & IT Products Distribution, a distributor of electronics and IT products, where he was responsible for sales and marketing development and account management. From April 2003 to June 2006, Mr. Fung was employed as an account executive by Verbatim (Hong Kong) Limited, a subsidiary of Mitsubishi Chemical, Japan IT Products Development, where he was responsible for the regions of Hong Kong, Taiwan, and Macau. From July 2002 through December 2002, he was an account manager for Promar Enterprise (Alberta) Ltd., a computer accessories distributor.

EXECUTIVE OFFICER COMPENSATION

The particulars of compensation paid to the following persons:

(a)	our principal executive officer;

(b)	each of our two most highly compensated executive officers who were serving as executive officers at the end of the year ended March 31, 2009; and

(c)

up to two additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as our executive officer at the end of the year ended March 31, 2008, and

(d)

who we will collectively refer to as our named executive officers, of our Company for the years ended March 31, 2008 and 2007, are set out in the following summary compensation table, except that no disclosure is provided for any named executive officer, other than our principal executive officers, whose total compensation does not exceed $100,000 for the respective fiscal year:

SUMMARY COMPENSATION TABLE US$
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Pui Shan Lam[1] President, CEO	2009 2008	10,927 12,230	0 0	0 0	0 0	0 0	0 0	0 0	10,927 12,230
Thomas Chan[2] former CFO, Secretary	2009 2008	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0
Vanleo Y.W. Fung[3] CFO, Secretary	2009 2008	0 0	0 0	0 0	0 0	0 0	0 0	0 0	0 0

1	Ms. Lam became our President, Chief Executive Officer and a director on March 20, 2007.

2	Mr. Chan became our Chief Financial Officer, Secretary and a director on April 25, 2007 and resigned on April 16, 2008.

3	Mr. Fung became our Chief Financial Officer, Secretary and a director on April 17, 2008.

We have not entered into written employment agreements with our directors and officers. Since April 1, 2008, we have begun to pay a fee of CAD$1,000 (2007 - $900) per month to Ms. Lam for management services she provides to our Company.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of our board of directors in the future.

We have no plans or arrangements with respect to remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Outstanding Equity Awards at Fiscal Year-End

As at March 31, 2009, we had not adopted any equity compensation plan and no stock, options or other equity securities were issued.

Securities Authorized for Issuance under Equity Compensation Plans

We have not adopted a stock option plan and have not granted any stock options. Accordingly, no stock based compensation has been recorded to date.

Equity Compensation Plan Information as at March 31, 2009

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	0	N/A	N/A
Equity Compensation Plans not approved by security holders	0	N/A	N/A
Total	0	N/A	N/A

Director Compensation

     Directors of our Company may be paid for their expenses incurred in attending each meeting of the board of directors. In addition to expenses, directors may be paid a sum for attending each meeting of the directors or may receive a stated salary as director. No payment precludes any director from serving our Company in any other capacity and being compensated for such service. Members of special or standing committees may be allowed similar reimbursement and compensation for attending committee meetings.

     During fiscal 2004 and through the date of this Information Statement, none of the Company’s officers or directors has been paid any compensation. The determination of whether to pay compensation to the Company’s officers and directors is made from time to time by the Company’s Board of Directors. The Company’s officers and directors are reimbursed for any out-of-pocket expenses incurred on the Company’s behalf.

CHANGE OF DIRECTORS

     As contemplated by the Letter of Intent, each of the current directors of the Company will tender their resignation on the Closing Date that will become effective approximately but not earlier than 10 days following the filing of this Information Statement with the SEC and distribution of this Information Statement to the Company’s stockholders as of the Record Date. The resignations of the directors and officers from their positions is a condition of the consummation of the Transaction and not due to any disagreement with the Company.

     Effective on the Closing, the Company’s directors will appoint Sandy J. Masselli serve as a director of the Company and Carlyle and to serve as the Chief Executive Officer of the Company and Carlyle. Buyer has advised the Company that, to his knowledge, neither of the designees, nor any of their affiliates beneficially own any securities or rights to acquire any such securities of the Company, and no such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission. In addition, Mr. Masselli is not currently a director of, and neither holds any position with, the Company, nor does he have a familial relationship with any director or executive officer of the Company.

     All the directors of the Carlyle hold office until the next annual meeting of the stockholders or until their successors have been elected and qualified. The officers of Carlyle are appointed by our board of directors and hold office until their death, resignation or removal from office. Carlyle’s directors and executive officers, their ages, positions held, and duration as such, are as follows:

Name	Position Held with the Company	Age	Date First Elected or Appointed
Sandy J. Masselli	Chief Executive Officer	46	--

Business Experience

     The management team of Carlyle Gaming has significant experience in the online gaming industry. The following is a brief account of the education and business experience of each director and executive officer of Carlyle during at least the past five years, indicating each person’s business experience, principal occupation during the period, and the name and principal business of the organization by which they were employed.

Sandy J. Masselli. SWAV is led by Mr. Sandy J. Masselli, Jr., who has served, since 1990, as the Managing Director of Intercapital Asset Management Company, Inc., an investment advisory company. He has been responsible for the selection and monitoring of investments as well as merchant banking activities at Intercapital. Sandy has worked at several major securities and brokerage firms, including Prudential Securities, Inc., Drexel Burnham Lambert, Inc., Shearson Lehman Hutton, Inc., and Merrill Lynch Pierce Fenner & Smith, Inc. He earned a Bachelor of Arts degree in political science from Monmouth University. Mr. Masselli served as Chairman and Chief Executive Officer of Total Entertainment, Inc. from 1996 to 2006. Total Entertainment was one of the leading publicly traded online gaming companies until its sale.

Robert D. Bonnell has over 25 years experience in the marketing and public relations industries. Since 1992, Mr. Bonnell has been serving as Chairman and Chief Executive Officer of Skiff Lake Holdings Limited, a private holding company with positions in real estate, investments and trusts. During this period, he also served as Chairman of Communicer, an international company specializing in corporate communications and advice in connection with mergers and acquisitions. Previously, Mr. Bonnell worked as Managing Director and in other senior positions for Public & Industrial Relations, Canada's largest public relations firm. In addition, Mr. Bonnell has in the past served as a director of several other companies, including Windsor Investments S.A. in Luxemburg, Tudor Deutche International and Windsor Energy Corporation. Mr. Bonnell holds a Bachelor of Arts (Honors) degree in Political Science and Economics from Ricker College, University of New Brunswick. Mr. Bonnell served as Vice-Chairman of Total Entertainment, Inc. from 1996 to 2006. Total Entertainment was one of the leading publicly traded online gaming companies until its sale.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

     The following table sets forth, as of Record Date, certain information concerning the beneficial ownership of Common Stock by (i) each person known by the company to be the owner of 5% or more of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 12,234,670 shares of Common Stock outstanding.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percentage of Class
Pui Shan Lam 90 Holmwood Ave NW Calgary, AB T2K 6K7 Canada	6,000,000	49.04%
Vanleo Y.W. Fung 3023 – 28th Street SW Calgary, AB T3E 2J4	350,000	2.86%
Directors and Officers as a group (2 persons)	6,350,000	51.90%

RELATED PARTY TRANSACTIONS

     Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which, to our knowledge, any of our directors, officers, five percent beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

     During the twelve month period ended March 31, 2009, Pui Shan Lam, the president and founder of SWAV Holdings, a net wage of $$10,927 for providing management services for the Company.

Director Independence

     Our Common Stock is listed on the OTC Bulletin Board under the ticker symbol “SWAV.” Our Common Stock is not listed on any stock exchange or inter-dealer quotation system and we do not have an independent director on our board. For the purposes of determining director independence, we have applied the definitions set out in NASDAQ Rule 4200(a)(15) (the “Rule”). Under the Rule, a director is not considered to be independent if he or she is also an executive officer or employee of the company. The members of our board of directors also act as executive officers so we currently do not have any independent directors.

ANTICIPATED BENEFICIAL OWNERSHIP INFORMATION AFTER THE
CONSUMMATION OF THE TRANSACTION

The following table sets forth certain information concerning the anticipated beneficial ownership of Company’s Common Stock after the Transaction by (i) each person known by the Company to be the owner of more than 5% of the outstanding Common Stock, (ii) each director, (iii) each named executive officer, and (iv) all directors and executive officers as a group. In general, “beneficial ownership” includes those shares a shareholder has the power to vote or the power to transfer, and stock options and other rights to acquire Common Stock that are exercisable currently or become exercisable within 60 days. Except as indicated otherwise, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. The calculation of the percentage owned is based on 30,234,670 shares of Common Stock outstanding.

     The following information is presented on a forward-looking basis assuming the consummation of the Transaction.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percentage of Class
Sandy J. Masselli 501 Fifth Avenue New York, NY 10017	10,399,470	85.0%
Directors and Officers as a group (1person)	10,399,470	85.0%

(1)	Based on 12,234,770 shares of common stock which will be issued and outstanding upon the consummation of the Transaction.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

SWAV ENTERPRISES LTD.

Date: September 9, 2009	/s/ Pui Shan Lam
Piu Shan Lam
President, Chief Executive Officer and
Director
(Principal Executive Officer)